Exhibit 99.1

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	June 30, 2024	December 31, 2024
	RMB	RMB	USD
	(audited)	(unaudited)	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	2,401,495	28,113,972	3,851,598
Restricted cash	38,743,831	105,800,332	14,494,586
Accounts receivable, net	130,354,429	135,313,361	18,537,854
Due from related parties	16,566,524	17,131,396	2,346,992
Prepaid expenses and other current assets, net	9,485,464	11,171,611	1,530,504
Total Current Assets	197,551,743	297,530,672	40,761,534

Prepayments for equity investments	—	4,375,000	599,373
Property and equipment, net	233,375	188,131	25,774
Intangible assets, net	2,581,046	1,914,935	262,345
Operating lease right of use assets	3,313,215	5,885,455	806,304
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
Deferred tax assets	57,257	43,192	5,917
Other non-current assets	51,004	41,004	5,618
Total Non-Current Assets	11,235,897	17,447,717	2,390,328
Total Assets	208,787,640	314,978,389	43,151,862

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term borrowings	26,814,237	33,800,000	4,630,581
Accounts payable	51,252,954	55,643,496	7,623,128
Insurance premium payable	38,376,850	111,448,220	15,268,344
Income tax payable	42,747	42,994	5,890
Due to related parties	6,166,067	8,561,749	1,172,955
Operating lease liabilities, current	2,425,135	2,537,123	347,584
Accrued expenses and other liabilities	15,990,970	15,278,258	2,093,113
Convertible notes	—	6,452,341	883,967
Warrant liabilities	—	1,239,814	169,854
Derivative liabilities	—	14,598	2,000
Total Current Liabilities	141,068,960	235,018,593	32,197,416

Operating lease liabilities, noncurrent	1,044,068	3,427,331	469,542
Deferred tax liabilities	2,683,818	3,761,000	515,255
Total Non-Current Liabilities	3,727,886	7,188,331	984,797
Total Liabilities	144,796,846	242,206,924	33,182,213

Commitments and contingencies

Shareholders’ Equity
Class A ordinary shares (par value $0.0001 per share, 450,000,000 shares authorized, 14,707,073 and 15,231,387 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)*	9,922	10,304	1,522
Class B ordinary shares (par value $0.0001 per share, 50,000,000 shares authorized, 16,816,692 and 16,816,692 shares issued and outstanding as of June 30, 2024 and December 31, 2024, respectively)*	12,204	12,204	1,682
Additional paid-in capital	196,038,784	205,827,823	28,198,296
Accumulated deficit	(131,841,244)	(132,485,849)	(18,150,609)
Accumulated other comprehensive loss	(228,872)	(593,017)	(81,242)
Total Shareholders’ Equity	63,990,794	72,771,465	9,969,649
Total Liabilities and Shareholders’ Equity	208,787,640	314,978,389	43,151,862

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1 and Note 11).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Revenues	84,254,221	146,371,285	20,052,784
Cost of revenues	(54,192,050)	(103,811,688)	(14,222,143)
Gross profit	30,062,171	42,559,597	5,830,641

Operating expenses
Selling and marketing expenses	(20,993,374)	(18,564,666)	(2,543,349)
General and administrative expenses	(10,153,441)	(14,282,228)	(1,956,657)
Research and development expenses	(7,294,313)	(5,908,365)	(809,443)
Total operating expenses	(38,441,128)	(38,755,259)	(5,309,449)

(Loss) income from operations	(8,378,957)	3,804,338	521,192

Other (expense) income:
Interest expense, net	(431,796)	(1,605,974)	(220,018)
Other income, net	127,399	533,414	73,077
Gain on fair value change of warrant liabilities	—	1,430,663	196,000
Gain on fair value change of derivative liabilities	—	722,631	99,000
Loss on settlement of convertible notes	—	(4,438,430)	(608,062)
Total other expense, net	(304,397)	(3,357,696)	(460,003)

(Loss) Income Before Income Taxes	(8,683,354)	446,642	61,189

Income tax benefits (expenses)	137,354	(1,091,247)	(149,500)
Net Loss	(8,546,000)	(644,605)	(88,311)

Other comprehensive loss
Foreign currency translation adjustments	(1,513)	(364,145)	(49,888)
Comprehensive loss	(8,547,513)	(1,008,750)	(138,199)

Weighted average number of ordinary share outstanding*
Basic	30,000,000	31,587,188	31,587,188
Diluted	30,000,000	31,587,188	31,587,188
Earnings (loss) per share*
Basic	(0.28)	(0.02)	(0.00)
Diluted	(0.28)	(0.02)	(0.00)

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1 and Note 11).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2023 and 2024
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”), except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained earnings (Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficits)	Income (Loss)	Total
		RMB		RMB	RMB	RMB	RMB	RMB
As of June 30, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(137,544,783)	5,118	31,455,139
Adjustments due to the adoption of ASC 326	—	—	—	—	—	(7,548,214)	—	(7,548,214)
As of July 1, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(145,092,997)	5,118	23,906,925
Net loss	—	—	—	—	—	(8,546,000)	—	(8,546,000)
Foreign exchange adjustments	—	—	—	—	—	—	(1,513)	(1,513)
As of December 31, 2023	13,183,308	8,820	16,816,692	12,204	168,973,780	(153,638,997)	3,605	15,359,412

As of June 30, 2024	14,707,073	9,922	16,816,692	12,204	196,038,784	(131,841,244)	(228,872)	63,990,794
Settlement of convertible notes with Class A ordinary shares	524,314	382	—	—	9,789,039	—	—	9,789,421
Net loss	—	—	—	—	—	(644,605)	—	(644,605)
Foreign exchange adjustments	—	—	—	—	—	—	(364,145)	(364,145)
As of December 31, 2024	15,231,387	10,304	16,816,692	12,204	205,827,823	(132,485,849)	(593,017)	72,771,465
As of December 31, 2024 in USD	15,231,387	1,522	16,816,692	1,682	28,198,296	(18,150,609)	(81,242)	9,969,649

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization and reclassification of Class A and Class B ordinary shares (Note 1 and Note 11).

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Net cash provided by operating activities	85,607,856	74,197,711	10,165,046

Cash Flows From Investing Activities
Purchase of intangible assets	(264,606)	—	—
Prepayment for equity investments	—	(4,375,000)	(599,373)
Net cash used in investing activities	(264,606)	(4,375,000)	(599,373)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes, net of discount	—	16,024,928	2,250,000
Payment of issuance costs for issuance of convertible noes	—	(2,483,924)	(394,889)
Proceeds from short-term bank borrowings	25,000,000	32,000,000	4,383,982
Repayment of short-term bank borrowings	(25,453,560)	(25,014,237)	(3,426,936)
Borrowings from related parties	26,500,000	2,500,000	342,499
Repayment of borrowings from related parties	(15,000,000)	—	—
Payment of offering cost	(1,771,436)	—	—
Net cash provided by financing activities	9,275,004	23,026,767	3,154,656

Effect of exchange rate changes on cash and cash equivalents	(1,513)	(80,500)	(11,032)

Net increase in cash, cash equivalents and restricted cash	94,616,741	92,768,978	12,709,297
Cash, cash equivalents and restricted cash at beginning of the period	19,873,652	46,145,326	6,321,884
Cash, cash equivalents and restricted cash at end of the period	114,490,393	138,914,304	19,031,181

ZHIBAO TECHNOLOGY INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Renminbi (“RMB”) and U.S. dollars (“US$”))

	For the Years Ended
	2023	2024	2024
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)
Supplemental Cash Flow Information
Cash paid for interest expense	507,297	556,776	76,278
Cash paid for income tax	—	—	—

Non-cash Investing and Financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	81,674	5,013,830	686,692
Disposal of operating lease right-of-use assets	—	(1,508,268)	(206,632)
Settlement of convertible notes by issuance of ordinary shares	—	9,789,039	1,350,000

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	2,401,495	28,113,972	3,851,598
Restricted cash	38,743,831	105,800,332	14,494,586
Restricted cash, noncurrent	5,000,000	5,000,000	684,997
	46,145,326	138,914,304	19,031,181

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS

Zhibao Technology Inc. (the “Company” or “Zhibao”) was incorporated on January 11, 2023, under the laws of the Cayman Islands as an exempted company with limited liability. The Company commenced operations in November 2015, through its a wholly owned subsidiary Zhibao Technology Co., Ltd., (“Zhibao China”), which is a limited liability company established under the laws of the PRC. Zhibao China and its subsidiaries (collectively known as “Zhibao China Group”) are primarily engaged providing in digital insurance brokerage services to end customers.

The accompanying unaudited condensed consolidated financial statements reflect the activities of Zhibao and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Parent company:
Zhibao	January 11, 2023	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Zhibao
Zhibao Technology Holdings Limited (“Zhibao BVI”)	January 12, 2023	British Virgin Islands	100	Investment holding
Zhibao Technology Limited (“Zhibao HK”)	January 19, 2023	Hong Kong	100	Investment holding
Zhibao China	November 24, 2015	PRC	100	Managing general underwriter (“MGU”) services
Shanghai Anyi Network Technology Co., Ltd. (“Shanghai Anyi”)	September 18, 2015	PRC	100	R&D services
Sunshine Insurance Brokerss (Shanghai) Co., Ltd. (“Sunshine Insurance Brokers”)	November 17, 2011	PRC	100	Digital insurance brokerage services and offline insurance brokerage consulting services
Shanghai Zhibao Health Management Co., Ltd. (“Zhibao Health”)	November 16, 2022	PRC	100	Healthcare services

Initial public offering (“IPO”)

On April 3, 2024, the Company closed its IPO of 1,500,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for aggregate gross proceeds of $6,000,000, before deducting underwriting discounts and offering expenses. The Class A ordinary shares began trading on the Nasdaq Capital Market on April 2, 2024 under the symbol “ZBAO”.

On May 14, 2024, the Company issued an additional 23,765 Class A ordinary shares of the Company pursuant to the partial exercise of the underwriters’ over-allotment option in connection with the Company’s initial public offering at $4.00 per share, resulting in additional gross proceeds of $95,060.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 — NATURE OF THE ORGANIZATION AND BUSINESS (CONT.)

Reorganization

On February 16, 2023, Zhibao, through its wholly owned subsidiary Zhibao HK, entered into an equity transfer agreement with the shareholders of Zhibao China. Pursuant to the equity transfer agreement, each of the shareholders of Zhibao China transferred to Zhibao their respective equity interests in Zhibao China (“Equity Transfer”). Upon completion of the Equity Transfer, Zhibao China became a direct wholly-owned subsidiary of Zhibao.

On March 10, 2023, Zhibao completed the reorganization of entities under common control of its then existing shareholders, who collectively owned 100% of the equity interests of Zhibao China prior to the reorganization. Zhibao, Zhibao BVI, Zhibao HK were established as holding companies of Zhibao China and its subsidiaries, and all of these entities are under common control which results in the consolidation of Zhibao China and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

In March 2023, four preferred shareholders of Zhibao China surrendered their equity interest in Zhibao China. In April 2023, three of the four preferred shareholders determined to contribute the cash consideration to be received from Zhibao China in return for their equity surrender to Zhibao directly. In May 2023, Zhibao issued an aggregate of 2,287,360 ordinary shares to the three investors.

Reclassification of Class A and Class B ordinary Shares

On December 12, 2023, the shareholders of the Company passed a resolution to reclassify 5,605,564 ordinary shares held by three shareholders into Class B ordinary shares, with remaining ordinary shares as Class A ordinary shares. All of the Class B shareholders are controlled by Mr. Botao Ma, the founder and Chief Executive Officer of the Company.

Each of the Class A ordinary shares and Class B ordinary shares has the right to an equal share in any dividend paid by the Company and the right to an equal share in the distribution of the surplus assets of the Company. However Each Class A ordinary share has the right to one vote on any resolution, and each Class B ordinary share has the right to twenty (20) votes on any resolutions.

The Company believed that it was appropriate to reflect the above transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

The unaudited condensed consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first year presented in the unaudited condensed consolidated financial statements.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of December 31, 2024 and for the six months ended December 31, 2023 and 2024 has been prepared without audit, pursuant to the rules and regulations of the Securities Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the registration statements for the years ended June 30, 2022, 2023 and 2024.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended June 30, 2022, 2023 and 2024. The results of loss for the six months ended December 31, 2024 are not necessarily indicative of the results for the full years.

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

All intercompany transactions and balances have been eliminated upon consolidation.

Fair value of financial instruments

The Company’s financial instruments are accounted for at fair value on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of the fair value hierarchy are described below:

Level 1 —	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 —	inputs to the valuation methodology are unobservable and significant to the fair value.

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, restricted cash, accounts receivable, short-term borrowings, accounts payable, insurance premium payables, other payables, and due to related parties. The Company’s financial instruments approximate their fair values because of the short-term nature of these instruments. Warrants (Note 10 and Note 11) and derivative liabilities (Note 9) were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

Convenience translation

Translations of balances in the Group’s unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive loss and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024 or at any other rate.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Restricted Cash

In its capacity as an insurance broker, Sunshine Insurance Brokers collects “premiums” (unremitted insurance premiums) from certain insureds and remits the “premiums” to the appropriate insurance companies. Unremitted insurance premiums are held in custody until disbursed by Sunshine Insurance Brokers. The Company reports such amounts as current restricted cash in the consolidated balance sheets.

Restricted cash, noncurrent represented guarantee deposits are required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance broker.

Accounts Receivable, Net

Accounts receivable are recorded at the gross amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivable represented brokerage fees receivable from insurer carriers.

On July 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in an increase of RMB 8,821,129 in the allowance for credit losses for accounts receivable on July 1, 2023.

The Company uses the roll-rate method to measure the expected credit losses of accounts receivable. The Company assesses collectability by reviewing accounts receivable on aging schedules. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable. The estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2023 and 2024, the Company provided expected credit losses of RMB 1,315,635 and RMB 291,960 against accounts receivable.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Revenue Recognition

In accordance with ASC 606, revenue is recognized when the control of the promised goods or services is transferred to the customers, and the performance obligations under the contract have been satisfied, in an amount that reflects the consideration expected to be entitled to in exchange for those goods or services (excluding sales taxes collected on behalf of government authorities).

The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily generated revenues from contracts with customers:

Insurance brokerage services

The Company offers digital insurance brokerage services to end customers/the insured for placing insurance policies, and the Company earns insurance brokerage commission from insurance carriers upon completing insurance brokerage services. The commission fees are calculated on a predetermined percentage of insurance premium of each insurance policy. The insurance brokerage services are considered as a single performance obligation, as the insurer carriers cannot benefit until the Company sells an insurance policy. Commission fees are recognized when the Company completes the insurance brokerage services, at which point the Company successfully places an insurance policy for the end customers/the insured.

The Company recognizes insurance brokerage commissions net of return allowances. End customers/the insured are generally entitled to return insurance policies at any time under no conditions. Significant judgement is required to estimate return allowances. The Company reasonably estimates the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. During the six months ended December 31, 2023 and 2024, the Company did not record return allowance because the Company historically incurred minimal returns from end customers/the insured and the Company did not expect a significant reversal in the amount of cumulative revenue.

Management general underwriter (“MGU”) services

On behalf of the insurance carriers, the Company offers MGU services to end customers/the insured who pay insurance premiums to insurance carriers. The insurance carriers authorize the Company to assist them in certain underwriting, claims and risk control services. The Company earns MGU service fees from insurance carriers. MGU service fees are calculated on a predetermined percentage of insurance premium of each insurance policy.

The Company identifies two performance obligations in the MGU services which are comprised of i) underwriting services, the revenue of which are recognized at a point when the Company completes the underwriting services, and ii) claims and risk control services, the revenue of which are recognized ratably over the terms of insurance policies, generally one year. The Company used cost plus expected margin method to estimate and allocate the transaction prices between both performance obligations.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Revenue Recognition (cont.)

Contract balances

The Company classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services to the customer before payment is received or is due, and the Company’s right to consideration is conditional on future performance or other factors in the contract. As of June 30, 2024 and December 31, 2024, the Company did not record contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (i) relate directly to the contract, (ii) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (iii) are expected to be recovered through revenue generated under the contract. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of June 30, 2024 and December 31, 2024, the Company had no deferred contract costs.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which include customer advances and deferred revenue under service arrangements. As of June 30, 2024 and December 31, 2024, the Company had no customer advances.

Practical expedients

Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within a period between 30 to 60 days after reconciliation of insurance premiums with insurer companies if not paid in advance. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when we transfer a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Additionally, the Company has applied the following practical expedients: 1) not to disclose the transaction price allocated to unsatisfied or partially unsatisfied performance obligations that are part of a contract that has an original expected duration of one year or less, and 2) to not capitalize incremental costs of obtaining a contract if the amortization would be less than 12 months.

Disaggregation of revenue

For the six months ended December 31, 2023 and 2024, substantially all of the Company’s revenue was generated in the PRC. The Company disaggregate revenue into two revenue streams as the following table:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Insurance brokerage service fees	75,354,494	144,964,797	19,860,096
MGU service fees	9,217,678	1,766,514	242,011
Less: business taxes and surcharges	(317,951)	(360,026)	(49,323)
Total revenues	84,254,221	146,371,285	20,052,784

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Revenue Recognition (cont.)

The Company disaggregates revenue by transferal of services as the following table:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Services transferred at a point in time	82,900,740	146,284,524	20,040,897
Services transferred over time	1,671,432	446,787	61,210
Less: business taxes and surcharges	(317,951)	(360,026)	(49,323)
Total revenues	84,254,221	146,371,285	20,052,784

Income Taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is more likely than not these items will be utilized against taxable income in the future. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. As of December 31, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Concentration and Credit Risk

1)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of June 30, 2024 and December 31, 2024, RMB 2,401,495 and RMB 26,919,011 (US$3,687,889) were deposited in financial institutions in the PRC, and each bank accounts is insured by the government authority with the maximum limit of RMB 500,000. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

The risk with respect to accounts receivable and amounts due from related parties is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring processes of outstanding balances.

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

2)	Foreign currency risk

Substantially all of the Company’s operating activities that were conducted through the subsidiaries in China and related assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

3)	Concentration risks

Accounts receivable are typically unsecured and derived from goods sold and services rendered to customers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables and revenues with specific customers.

As of June 30, 2024, four customers accounted for 20%, 17%, 11% and 11% of accounts receivable, respectively.

As of December 31, 2024, two customers accounted for 20% and 18% of accounts receivable, respectively.

For the six months ended December 31, 2023, one key customer accounted for 15% of total revenue.

For the six months ended December 31, 2024, four key customer accounted for 20%, 14%, 12% and 10% of total revenue, respectively.

As of June 30, 2024, two vendors accounted for 27% and 14% of accounts payable, respectively. As of December 31, 2024, two vendors accounted for 20% and 15% of accounts payable, respectively.

For the six months ended December 31, 2023, two vendors accounted for 26% and 13% of total cost, respectively. For the six months ended December 31, 2024, two vendors accounted for 17% and 12% of total cost, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the potential impact of adopting this guidance on financial statements and does not expect the adoption to have a material impact.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3 — ACCOUNTS RECEIVABLE

As of June 30, 2024 and December 31, 2024, accounts receivable consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Accounts receivable	144,670,083	149,920,975
Less: Allowance for credit losses	(14,315,654)	(14,607,614)
	130,354,429	135,313,361

For the six months ended December 31, 2023 and 2024, the movement of allowance against expected credit losses was as the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Opening balance	1,852,816	14,315,654
Adjustment of opening balance due to adoption of ASU 2016-13	8,821,129	—
Provision of expected credit losses	4,031,265	291,960
Writing off accounts receivable	(389,556)	—
Ending balance	14,315,654	14,607,614

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

As of June 30, 2024 and December 31, 2024, prepaid expenses and other current assets, net consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Advance to staff	2,087,034	1,852,599
Employee loan	1,900,000	300,000
Government grants receivable	1,800,000	—
Deposits(a)	1,600,863	2,101,464
Value-added tax recoverable	1,210,092	547,764
Prepaid expenses	610,404	4,229,691
Others	629,026	2,492,048
	9,837,419	11,523,566
Less: Provision against other receivables	(351,955)	(351,955)
Total prepayments and other current assets, net	9,485,464	11,171,611

(a)	The balance of deposits primarily consisted of office rental deposits and deposits made with distribution channels.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (CONT.)

The movement of the expected credit loss against prepaid expenses and other receivables as of June 30, 2024 and December 31, 2024 is as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Beginning balance	264,888	351,955
Addition	87,067	1,800,000
Writing off	-	(1,800,000)
Ending balance	351,955	351,955

5 — INTANGIBLE ASSETS, NET

As of June 30, 2024 and December 31, 2024, intangible assets, net consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Software	6,167,067	6,167,067
Less: accumulated amortization	(3,586,021)	(4,252,132)
	2,581,046	1,914,935

For the six months ended December 31, 2023 and 2024, amortization expenses were RMB495,575 and RMB666,111 ($91,257), respectively.

The following is a schedule, by years, of amortization of intangible assets as of December 31, 2024:

December 31, 2024
RMB
For the six months ending June 30, 2025	420,509
For the year ending June 30, 2026	540,134
For the year ending June 30, 2027	540,134
For the year ending June 30, 2028	292,346
For the year ending June 30, 2029	121,812
1,914,935

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES

As of June 30, 2024 and December 31, 2024, Zhibao China Group leases office spaces in different cities in the PRC under non-cancelable operating leases, with terms ranging between 24 months and 60 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of the incremental borrowing rate.

For operating leases that include rent holidays and rent escalation clauses, the Company recognizes lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive loss. The corporate office lease also requires the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in the general and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive loss.

The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

For short-term leases, the Company records operating lease expense in its consolidated statements of operations and comprehensive income on a straight-line basis over the lease term and record variable lease payments as incurred.

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets.

	June 30, 2024	December 31, 2024
	RMB	RMB
Right of use assets	3,313,215	5,885,455

Operating lease liabilities, current	2,425,135	2,537,123
Operating lease liabilities, noncurrent	1,044,068	3,427,331
Total operating lease liabilities	3,469,203	5,964,454

Other information about the Company’s leases is as follows:

	For the Six Months Ended
	2023	2024
	RMB	RMB
Operating cash flows used in operating leases	1,077,983	1,165,849
Weighted average remaining lease term (years)	1.69	2.59
Weighted average discount rate	4.55%	3.74%

Operating lease expenses were RMB 1,175,294 and RMB 1,303,514 (US$178,581), respectively, for the six months ended December 31, 2023 and 2024. RMB 62,545 and RMB 149,019 (US$20,416) were incurred for short-term lease arrangements for the six months ended December 31, 2023 and 2024, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6 — LEASES (CONT.)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2024:

December 31, 2024
RMB
For the six months ending June 30, 2025	1,336,435
For the year ending June 30, 2026	2,365,790
For the year ending June 30, 2027	1,936,012
For the year ending June 30, 2028	427,745
Total lease payments	6,065,982
Less: Imputed interest	(101,528)
Present value of lease liabilities	5,964,454

7 — SHORT-TERM BANK BORROWINGS

As of June 30, 2024 and December 31, 2024, short-term bank borrowings consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
China Merchant Bank Lianyang Branch (“CMBLY”)(a)	20,000,000	20,000,000
China Merchant Bank Shanghai Branch (“CMBSH”)(b)	—	12,000,000
Bank of Shanghai (“BOS”)(c)	5,000,000	—
China Construction Bank (“CCB”)(c)	1,814,237	1,800,000
	26,814,237	33,800,000

(a)	On September 18, 2019, Zhibao China Group entered into an extended three-year bank credit facility with CMBLY under which Zhibao China Group can draw-down up to RMB 15,000,000 by September 17, 2022. The interest rate for this credit facility was determined on the draw-down date. The credit facility was collateralized by properties owned by Mr. Botao Ma, the founder and Chief Executive Officer of the Company. In October 2020, Zhibao China Group entered into an extended three-year bank credit facility with CMBLY under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 14, 2023. In October 2023, Zhibao China Group entered into an extended three-year bank credit facility with CMBLY under which Zhibao China Group can draw-down up to RMB 30,000,000 by October 2026. The borrowings bore interest rate of 3.45% and 3.00% per annum as of June 30, 2024 and December 31, 2024, respectively. The term for each borrowing is one year.

For the six months ended December 31, 2023 and 2024, the Company has drawn down RMB 20,000,000 and RMB 20,000,000 ($2,739,989) from CMBLY. For the six months ended December 31, 2023 and 2024, the Company has repaid RMB 20,000,000 and RMB 20,000,000 ($2,739,989) to CMBLY.

(b)	On July 7, 2024, Zhibao China Group entered into a one-year bank borrowing agreement with CMBSH under which Zhibao China Group borrowed RMB 12,000,000 (US$1,643,993). The interest rate is 3.80% per annum. The bank borrowing was guaranteed by letter of indemnity of the Company..

(c)

In September 2023, Zhibao China Group borrowed RMB 5,000,000 from BOS with maturity date due in September 2024. The borrowings bore interest rate of 3.65% per annum.

For the six months ended December 31, 2024, the Company fully repaid the borrowing on due date.

(d)	On November 27, 2020, Zhibao China Group draw down a one-year borrowing amounted to RMB 3,000,000 from CCB with original maturity date due on November 27, 2021. Following the initial draft down, Zhibao China Group recurringly repaid and drew down the borrowing from CCB. On November 14, 2024, Zhibao China Group extended the maturity date to November 5, 2025. The borrowings bore interest rate was 3.90% and 3.85% per annum as of June 30, 2024 and December 31, 2024, respectively. During the six months ended December 31, 2023 and 2024, the Company repaid borrowings of RMB 85,763 and RMB 14,237 ($1,950), respectively.

Interest expenses were RMB507,297 and RMB556,776 ($76,278) for short-term borrowings for the six months ended December 31, 2023 and 2024, respectively. The weighted average interest rates of bank borrowings were 3.52% and 3.37% per annum as of June 30, 2024 and December 31, 2024, respectively.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8 — ACCRUED EXPENSES AND OTHER LIABILITIES

As of June 30, 2024 and December 31, 2024, accrued expenses and other liabilities consisted of the following:

	June 30, 2024	December 31, 2024
	RMB	RMB
Accrued payroll and welfare	3,148,555	3,381,670
VAT and other taxes payable	5,462,014	5,284,937
Deposits payable	995,778	1,113,778
Due to insurance carriers	1,357,228	1,212,329
Other payables to suppliers (1)	5,027,395	4,285,544
	15,990,970	15,278,258

(1)	Other payable mainly includes payable to suppliers for promotion service, daily operation, IPO service and other service.

9 — CONVERTIBLE NOTE

On September 23, 2024, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), which provides for loans in an aggregate principal amount of up to $8.0 million under three tranches (the “Financing”).

On September 23, 2024, the Company consummated the first closing of the first tranche (the “First Closing of First Tranche”) and issued to the Investor, (A) a convertible promissory note in the aggregate principal amount of up to $750,000, (B) a warrant to purchase up to 74,451 Class A ordinary shares at an initial exercise price of $4.71 per share, subject to certain adjustments (the “Purchase Warrants”), and (C) a pre-funded warrant to purchase up to 191,522 shares at a nominal exercise price of $0.0001 per share, subject to certain adjustments (the “Pre-Funded Warrant”). Pre-Funded Warrants may only be exercised upon occurrence of an Event of Default. In return, the Company received $675,000 (net of original issue discount of 10%) on September 24, 2024 in the First Closing of First Tranche, excluding expenses and commissions.

On October 1, 2024, the Company and the Investor consummated the second closing of the First Tranche. The Company received additional $675,000 (net of original issue discount of 10%) on October 7, 2024 in a second closing of the First Tranche, excluding expenses and commissions (the “Second Closing of First Tranche”). In the Second Closing of First Tranche, the Company issued to the Investor Purchase Warrants to purchase up to 79,599 shares at an initial exercise price of $4.47 per share, subject to certain adjustments.

On December 11, 2024, pursuant to the terms of the Securities Purchase Agreement and the Letter Agreement, the Company and the Investor consummated the third closing of the First Tranche (the “Third Closing of the First Tranche”). The Company received additional $900,000 (net of original issue discount of 10%) on December 12, 2024, in the Third Closing of the First Tranche, excluding expenses and commissions, and issued to the Investor Purchase Warrants to purchase up to 160,020 shares at an initial exercise price of $3.25 per share, subject to certain adjustments.

For the six months ended December 31, 2024, the Company received net proceeds of $2,250,000 in exchange for issuance of convertible note (the “Note”) with principal value of $2,5000,000 and an aggregated 314,070 Purchase Warrants to purchase up to 314,070 shares.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9 — CONVERTIBLE NOTE (CONT.)

The key terms of the Notes are as follows:

The Notes will mature on the first anniversary from its issuance. No interest is charged to the Notes.

Conversion

The holder of the Notes shall have the right, at such holder’s sole discretion, to convert all or any portion of the convertible notes into Class A ordinary shares at anytime after September 23, 2024 at following fixed conversion prices.

Conversion Price
US$
First Closing of First Tranche	4.71
Second Closing of First Tranche	4.47
Third Closing of First Tranche	3.25

Effective upon each of the Second Closing of First Tranche and the Third Closing of First Tranche, the conversion price of the First Closing of First Tranche shall be decreased, but in no event increased, to equal the lowest 120% of the average three-day VWAP calculated prior to each applicable First Tranche Closing Date.

Effective upon the Third Closing of First Tranche, the conversion price of the Second Closing of First Tranche shall be decreased, but in no event increased, to equal the lowest 120% of the average three-day VWAP calculated prior to each applicable First Tranche Closing Date.

If the Company receives a conversion notice at a time at which the conversion price is less than $0.7616, the Company shall issue a number of shares equal to the conversion amount divided by $0.7616 and pay the economic difference between the conversion price and $0.7616 in cash.

The conversion price is subject to adjustments in the events of i) share splits and combinations, ii) Class A ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of common stocks, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units.

Repayment

Commencing on the earlier of (i) the 60-day anniversary of September 23, 2024 and (ii) the date on which the Resale Registration Statement registering the conversion shares issuable under this Note shall have been declared effective by the SEC, the Company shall pay 105% of the total principal in monthly installments to the Holder of the Notes.

The monthly payments shall be payable in cash; provided, however, that  the Company may elect to pay all or part of a monthly payment in the form of conversion shares in the following formula: (A) the monthly payment for such month shall be 100% of the total principal amount multiplied by the quotient determined by dividing one by the remaining number of months divided by (B) a price per share equal to the lesser of (i) the fixed conversion price then in effect, and (ii) 93.5% of the average of the four (4) lowest daily VWAPs during the 15 Trading Day period immediately preceding the applicable payment date, provided that such price shall not be less than $0.7616.

The Company is also obliged to transfer make whole shares in the event that the 93.5% of market price prevailing on 15 trading days succeeding the payment dates is less than the conversion price. The number of make whole shares equals to the difference between the number of conversion shares the Holder received in monthly payment and the number of conversion shares which the Holder would have received had the succeeding market price applied to such monthly payment.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9 — CONVERTIBLE NOTE (CONT.)

As of December 31, 2024, the Company has fully settled the note issued in First Closing of First Tranche with principal amount of $750,000 and partially settled the note issued in the Second closing of Frist Tranche with principal amount of $400,000 by issuance of an aggregate of 524,314 shares of Class A ordinary shares to the Investor.

Accounting for the Convertible Notes

The Company has classified the convertible notes as liabilities under ASC 470 because it is a debt in its legal form. The Company determined that the conversion feature within the Notes meet the definition of embedded derivatives and the Group estimated a fair value of the derivative liability using the Binominal Tree Model at the date of issuance.

The convertible note is initially recognized at residual value after allocating net proceeds to warrant liabilities (Note 10) and derivative liabilities. On the three closings of First Tranche, the Company issued convertible notes at fair value of $784,000, $785,000 and $1,045,000, respectively. The Company allocated net proceeds of $370,328, $420,000 and $633,000 to convertible notes.

Subsequently, the Company accretes interest on convertible notes based on effective interest rate. The interest expenses was charged to the account of interest expenses on the consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the Company recognized interest expenses of RMB 1,144,478 ($197,893) on convertible notes.

On settlement of the Notes, the Company adopted extinguishment accounting to derecognize the convertible notes. The Company charged the difference between the carrying amount of the convertible notes in addition to the fair value of related derivative liabilities and the fair value of Class A ordinary shares on payment dates into the account of “loss on settlement of convertible notes“ on the condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the Company recognized loss on settlement of convertible notes of RMB 4,438,430 ($608,062).

The conversion feature is accounted for as a derivative liability at fair value, with changes in fair value charged to condensed consolidated statements of operations and comprehensive loss. For the six months ended December 31, 2024, the Company recognized changes in fair value of RMB 722,631 ($99,000) of conversion feature.

As of December 31, 2024, the carrying amounts of the Company’s convertible notes are RMB 6,452,341 ($883,967), net of unamortized debt discount of RMB 3,401,714 ($466,033).

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s derivate liabilities at their measurement dates:

	First Closing	Second Closing	Third Closing
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024
Risk-free rate	3.86%~ 4.02%	4.28%~ 4.41%	4.34%~ 4.35%
Estimated volatility rate	37.57%~ 42.09%	38.86%~ 45.27%	38.52%~ 43.00%
Dividend yield	0%	0%	0%
Bond yield	8.32%	8.62%	8.66%

	First Closing	First Closing	Second Closing	Second Closing	Second Closing	Third Closing
Extinguishment date or Balance sheet date	On November 22, 2024	On December 6, 2024	On December 6, 2024	On December 23, 2024	On December 31, 2024	On December 31, 2024
Risk-free rate	4.53%	4.32%~4.42%	4.41%	4.39%~4.41%	4.33%~4.41%	4.30%~4.32%
Estimated volatility rate	37.60%	38.04%~43.99%	39.17%~48.45%	44.96%~49.86%	42.25%~45.65%	41.23%~49.31%
Dividend yield	0%	0%	0%	0%	0%	0%
Bond yield	8.32%	8.64%	8.64%	8.81%	8.75%	8.75%

10 — WARRANT LIABILITIES

In connection with convertible notes (Note 9), the Company issued Purchase Warrants to the Holder to purchase up to 74,451 Class A ordinary shares , 79,599 Class A ordinary shares and 160,020 Class A ordinary shares, respectively, in the First Closing of First Tranche, Second Closing of First Tranche and Third Closing of First Tranche. Each of the Purchase Warrants will mature on the fifth anniversary since its issuance.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 — WARRANT LIABILITIES (CONT.)

The Purchase Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Purchase Warrants. The exercise prices of the Purchase Warrants are subject to adjustments in the events of i) share splits and combinations, ii) ordinary share dividends and distributions, iii) reclassifications, exchanges, substitutions, and iv) issuance of Class A ordinary shares, issuance of options, issuance of convertible stocks, change in option price or rate of conversion and issuance of units. If at any time after 90 days after the Initial Exercise Date there is no effective registration statement registering the Purchase Warrant Shares, or the prospectus contained therein is not available for the issuance of the Purchase Warrant Shares to the Holder, then this Purchase Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”.

On December 16, 2024, the Company entered into a waiver agreement (the “Waiver Agreement”) with the Holder in connection with the Share Subscription Facility. Pursuant to the Waiver Agreement, in connection with the Share Subscription Facility, the Holder agreed to waive its rights arising under the Securities Purchase Agreement and the Note in connection with the Share Subscription Facility.

The above mentioned Waiver Warrant triggered the adjustments of exercise prices for Purchase Warrants issued in the three closings of First Tranche. The Company adjusted the Purchase Warrants to the Holder to purchase up to 124,597 Class A ordinary shares , 126,424 Class A ordinary shares and 184,788 Class A ordinary shares , respectively, in the First Closing of First Tranche, Second Closing of First Tranche and Third Closing of First Tranche. The exercise price was decreased to $2.8144 for all Purchase Warrants.

As the Purchase Warrants are not indexed to the Company’s stock according to ASC 815, therefore, the Purchase Warrants are classified as liability. The Company accounted for warrant liability with fair value changes charged to the account of “changes in fair value of warrant liabilities” on the condensed consolidated statements of operations and comprehensive loss.

On issuance dates, the Company recognized the Purchase Warrants at fair value of $106,000, $120,000 and $149,000, respectively. For the six months ended December 31, 2024, the Company recognized gain on fair value change of warrant liabilities aggregating $196,000.

The fair value of Purchase Warrant was estimated using Black-Scholes model. The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	First Closing	Second Closing	Third Closing
Issuance Date	On September 24, 2024	On October 7, 2024	On December 12, 2024
Risk-free rate	3.62%	4.00%	4.37%
Estimated volatility rate	43.79%	43.88%	44.39%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	3.87	3.86	2.53
Exercise price	4.71	4.47	3.25
Fair value of Purchase Warrant in USD	106,000	120,000	149,000

Balance sheet date	On December 31, 2024
	First Closing	Second Closing	Third Closing
Risk-free rate	4.56%	4.57%	4.58%
Estimated volatility rate	42.38%	42.61%	44.78%
Dividend yield	0%	0%	0%
Spot price of underling ordinary share	1.57	1.57	1.57
Exercise price	2.81	2.81	2.81
Fair value of Purchase Warrant in USD	51,000	48,000	80,000

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10 — WARRANT LIABILITIES (CONT.)

In connection with the preparation of this unaudited interim condensed consolidated financial statements for the six months ended December 31, 2024, the Management corrected the errors relating to the convertible notes and warrants issued to the Investor mentioned in Note 9. The warrants were incorrectly accounted for and reported as equity in the Form 6-K that was filed on April 15, 2025, which should be reclassified as warrant liabilities. The error as of December 31, 2024 and for the six months ended December 31, 2024 is revised as below in the unaudited condensed consolidated balance sheet and unaudited condensed consolidated statements of operations and comprehensive loss.

Unaudited Condensed Consolidated Balance Sheet

	As of December 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted
	RMB	RMB	RMB
Convertible notes	6,888,414	(436,073)	6,452,341
Warrant liabilities	—	1,239,814	1,239,814
Total Current Liabilities	234,214,852	803,741	235,018,593
Total Liabilities	241,403,183	803,741	242,206,924
Additional paid-in capital	207,528,841	(1,701,018)	205,827,823
Accumulated deficit	(133,356,964)	871,115	(132,485,849)
Accumulated other comprehensive loss	(619,179)	26,162	(593,017)
Total Shareholders’ Equity	73,575,206	(803,741)	72,771,465

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

	For the six months ended December 31, 2024
	As Originally
	Reported	Adjustment	As Adjusted
	RMB	RMB	RMB
Interest expense, net	(1,423,313)	(182,661)	(1,605,974)
Gain on fair value change of warrant liabilities	—	1,430,663	1,430,663
Loss on settlement of convertible notes	(4,061,543)	(376,887)	(4,438,430)
Total other expenses, net	(4,228,811)	871,115	(3,357,696)
(Loss) Income Before Income Taxes	(424,473)	871,115	446,642
Net Loss	(1,515,720)	871,115	(644,605)
Foreign currency translation adjustments	(390,307)	26,162	(364,145)
Comprehensive loss	(1,906,027)	897,277	(1,008,750)
Loss per share
Basic	(0.05)	0.03	(0.02)
Diluted	(0.05)	0.03	(0.02)

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — EQUITY

Ordinary shares

As of June 30, 2024, the Company had 450,000,000 authorized Class A ordinary shares, par value of US$0.0001, of which 14,707,073 Class A ordinary shares were issued and outstanding as of June 30, 2024. The Company had 50,000,000 authorized Class B ordinary shares, par value of US$0.0001, of which 16,816,692 Class B ordinary shares were issued and outstanding as of June 30, 2024.

In connection with the convertible notes (Note 9), the Company settled portion of the notes in ordinary shares. For the six months ended December 31, 2024, the Company issued 524,314 shares of Class A ordinary shares to the Note Holder.

As of December 31, 2024, the Company had 450,000,000 authorized Class A ordinary shares, par value of US$0.0001, of which 15,231,387 Class A ordinary shares were issued and outstanding as of December 31, 2024. The Company had 50,000,000 authorized Class B ordinary shares, par value of US$0.0001, of which 16,816,692 Class B ordinary shares were issued and outstanding as of December 31, 2024.

Warrants

On April 3, 2024, the Company issued 75,000 warrants to EF Hutton LLC, the representative of the underwriters, as compensation for the services in connection with the IPO (“IPO warrants”). On May 14, 2024, the Company issued 1,188 warrants to EF Hutton LLC as compensation for the services in connection with the over-allotment (“Over-allotment Warrants”).

EF Hutton LLC is entitled to exercise each warrant by purchase of one Class A ordinary share at an exercise price of $4.4 at any time from September 25, 2024 to March 29, 2029. The warrants can be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the warrants. The warrants are subject to adjustments in the event of (i) share dividends, (ii) aggregation of shares, (iii) subsequent right offerings, (iv) replacement of securities upon reorganization, and (v) changes in the form of warrants. The warrants may be exercised on “cashless basis” unless there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares by EF Hutton LLC at any time after September 29, 2024.

In accordance with ASC 815, the Company determined that the warrants meet the conditions necessary to be classified as equity because the consideration is indexed to the Company’s own equity, there are no exercise contingencies based on an observable market not based on its stock or operations, settlement is consistent with a fixed-for-fixed equity instrument, the agreement contains an explicit number of shares and there are no cash payment provisions.

The fair value of the IPO Warrants and Over-allotment Warrants were estimated at RMB 617,554 (US$85,406) and RMB 9,786 (US$1,353), respectively, using the Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that match the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates it to remain at zero.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11 — EQUITY (CONT.)

Warrants (Cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

US$
Exercise price	4.40
Stock price	3.30
Expected life of the warrants (in years)	4.98
Risk free rate	4.42%
Dividend yield	0.0%
Volatility	42.87%

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. The Company will not pay dividends until it has a retained earning on its consolidated balance sheets. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC subsidiaries. The Company’s PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company’s PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2024, the Company’s PRC subsidiaries did not set aside statutory reserves. As of December 31, 2024, the Company had RMB 106,075,009 restricted net assets.

12 — INCOME TAX

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Zhibao BVI is not subject to tax on income or capital gains.

Hong Kong

Zhibao HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first Hong Kong Dollar (“HKD$”) 2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 — INCOME TAX (CONT.)

PRC

Zhibao China, Sunshine Insurance Brokers, Shanghai Anyi, and Zhibao Health were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

The income tax benefits (expenses) for the six months ended December 31, 2023 and 2024 were comprised of the following:

	For the Six Months Ended
	2023	2024
	RMB	RMB
Current income tax expenses	—	—
Deferred income tax benefits (expenses)	137,354	(1,091,247)
	137,354	(1,091,247)

Below is a reconciliation of the statutory tax rate to the effective tax rate:

	For the Six Months Ended
	2023	2024
	RMB	RMB
(Loss) Income before income tax expenses	(8,683,354)	446,642
Income tax computed at statutory EIT rate (25%)	2,170,839	(111,661)
Effect of entertainment expense	(274,349)	(192,796)
Effect of staff welfare expense	-	(507,162)
Effect of different tax rate	(8,531)	(1,335,323)
Change in valuation allowance	(1,750,605)	1,055,695

Income tax benefits (expenses)	137,354	(1,091,247)

The components of deferred tax assets and deferred tax liabilities are as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	10,523,266	9,458,883
Allowance against doubtful accounts	3,578,914	3,651,904
Operating lease liabilities	4,517,779	4,980,865
Total deferred tax assets	18,619,959	18,091,652
Net off against deferred tax liabilities	(8,196,650)	(8,738,103)
Less: Valuation allowance	(10,366,052)	(9,310,357)
Total Deferred tax assets, net	57,257	43,192

	June 30, 2024	December 31, 2024
	RMB	RMB
Deferred tax liabilities
Operating lease right of use assets	4,498,450	5,017,049
GAAP difference - unbilled revenue	6,382,018	7,482,054
Total deferred tax liabilities	10,880,468	12,499,103
Net off against deferred tax assets	(8,196,650)	(8,738,103)
Deferred tax liabilities, net	2,683,818	3,761,000

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 — INCOME TAX (CONT.)

PRC (Cont.)

The rollforward of valuation allowances of deferred tax assets were as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Balance at beginning of the period	7,046,758	10,366,052
Adjustment of opening balance due to adoption of ASU 2016-13	932,367	—
Additions of valuation allowance	2,778,382	791,267
Reversal of valuation allowance	—	(1,846,962)
Expiration of NOLs	(391,455)	—
Balance at end of the period	10,366,052	9,310,357

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2024 and December 31, 2024, the Company had net operating losses of RMB 40,527,246 and RMB 37,870,435, respectively, which will be available to offset future taxable income. If not used, these carryforwards will expire from 2025 through 2029.

For the six months ended December 31, 2023 and 2024, the Company reversed valuation allowance of RMB nil and RMB 1,846,962, respectively as the Company made taxable income in certain subsidiaries during the year and expected to further generate net income in the next few years.

As of June 30, 2024 and December 31, 2024, due to uncertainties surrounding future utilization on PRC subsidiaries, the Company had valuation allowance of RMB 10,366,052 and RMB 9,310,357, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

Unrecognized tax benefits

The aggregate change in the balance of gross unrecognized tax benefits for the six months ended December 31, 2023 and 2024 was as follows:

	For the Six Months Ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the period	1,026,964	1,026,964
Increases related to tax positions change	—	—
Balance at end of the period	1,026,964	1,026,964

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12 — INCOME TAX (CONT.)

Unrecognized tax benefits (cont.)

As of June 30, 2024 and December 31, 2024, there was RMB 1,026,964 and RMB 1,026,964 of unrecognized tax benefits, respectively, which would affect the annual effective tax rate if recognized. The unrecognized tax benefit was presented as a reduction of the Deferred tax assets — Net operating loss carrying forwards in the consolidated financial statements as of June 30, 2024. For the six months ended December 31, 2023 and 2024, the Company did not record unrecognized tax benefits as a reduction of the deferred tax assets.

The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the six months ended December 31, 2023 and 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of nil as of June 30, 2024 and December 31, 2024, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company records unrecognized tax benefits as liabilities or a reduction of deferred tax assets in accordance with ASC 740 and adjusts these amounts when our judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

13 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the six months ended December 31, 2023 and 2024:

	For the Six Months Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(8,546,000)	(644,605)	(88,311)

Weighted average number of ordinary share outstanding
Basic and Diluted	30,000,000	31,587,188	31,587,188

Earnings (loss) per share
Basic and Diluted	(0.28)	(0.02)	(0.00)

Pursuant to ASC 260, Earnings Per Share, the Company has retroactively restated all shares and per share data for all periods presented. For the six months ended December 31, 2024, the 75,000 IPO warrants, 1,188 over-allotment warrants and 435,809 Purchase Warrants were excluded from calculation of dilutive earnings per share because the warrants were antidilutive.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14 — COMMITMENTS AND CONTINGENCIES

From time to time, the Company are parties to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Legal proceedings

On June 28, 2024, Shanghai Chenxi Technology Group Co., Ltd. (“Shanghai Chenxi”) filed a lawsuit against Sunshine Insurance Brokers and Zhibao China at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Internet Insurance Marketing Promotion Cooperation Agreement. In this lawsuit, Shanghai Chenxi requested Sunshine Insurance Brokers and Zhibao China to be jointly liable in repaying promotion service fees of approximately RMB 14.2 million, together with a penalty of approximately RMB 10,883, litigation costs and litigation preservation fees pursuant to such Internet Insurance Marketing Promotion Cooperation Agreement. On December 5, 2024 and February 26, 2025, Shanghai Pudong New Area People's Court separately issued two civil mediation documents, confirming that Shanghai Chenxi reached mediation agreements with Sunshine Insurance Brokers and Zhibao China. In the mediation agreement, Sunshine Insurance Brokers agreed to pay Shanghai Chenxi a total promotion service fees of RMB 13,257,049, along with case acceptance fees and litigation preservation fees of RMB 26,577. Sunshine Insurance Brokers has made the first due payment of RMB 2,370,484 on December 11, 2024.

On June 28, 2024, Guangdong Zhongkang Yongdao Insurance Brokerage Co., Ltd. filed a lawsuit against Sunshine Insurance Brokers and Zhibao China at Shanghai Pudong New Area People’s Court, in connection with the breach of contract pursuant to Joint Brokerage Cooperation Agreement. In this lawsuit, Guangdong Zhongkang requested Sunshine Insurance Brokers & Zhibao China to bear joint liability in repaying joint brokerage commission fees of approximately RMB 1.4 million, together with a penalty of approximately RMB 9,690 and litigation costs, litigation preservation fees pursuant to such Joint Brokerage Cooperation Agreement. On September 5, 2024, Sunshine Insurance Brokers filed a counterclaim lawsuit at Shanghai Pudong New Area People's Court against Guangdong Zhongkang (Zhibao China as the third party) in connection with the aforementioned dispute. In this lawsuit, Sunshine Insurance Brokers requested Guangdong Zhongkang to return payments of RMB 4.5 million, together with a penalty of approximately RMB 65,126 and court acceptance fees. As of the date of this report, the case is still pending.

On June 3, 2024, Beijing Tiantan Puhua International Hospital (“Tiantan Puhua”) filed a lawsuit at Shanghai Pudong New Area People’s Court against Taiping Property Insurance Co., Ltd. Shanghai Branch (“Taiping Shanghai”), Shanghai Jibeiji Enterprise Management Consulting Co., Ltd. (“Jibeiji”) & Zhibao China (Peter William Anthony Hogg as the third party), in connection with exercise of subrogation rights regarding the third party’s outstanding medical expenses to Tiantan Puhua. In this lawsuit, Tiantan Puhua requested Taiping Shanghai to repay medical expenses of approximately RMB 1.4 million, together with relevant interests and all litigation costs. Tiantan Puhua requested Jibeiji & Zhibao China to bear joint liability in repaying the aforementioned medical expenses and relevant interests. As of the date of this report, the case is still pending.

Other than the above, the Company did not have other significant commitments, long-term obligations, significant contingencies or guarantees as of June 30, 2024 and December 31, 2024.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15 — RELATED PARTY TRANSACTIONS

1)	Nature of relationships with related parties

Name	Relationship with the Company
Botao Ma	Chairman of the Board, Chief Executive Officer
Yuanwen Xia	Chief Financial Officer
Shanghai Xinhui Investment Consulting Co., Ltd. (“Shanghai Xinhui”)	Controlled by Botao Ma
Shanghai GBG Enterprise Management Consulting Co., Ltd. (“Shanghai GBG”)	Mr. Botao Ma is legal representative of Shanghai GBG
Shanghai Shenbao	Controlled by Botao Ma
Ningbo Shen’an Enterprise Management Center LLP (“Ningbo Shen’an)	Controlled by Botao Ma

2)	Transactions with related parties

During the six months ended December 31, 2023 and 2024, the transactions with related parties were as follows:

	For the Six Months Ended December 31,
	2023	2024
	RMB	RMB
Shanghai GBG	993,637	353,307

Borrowings from (Repayment of Borrowings to) related parties

	For the Six Months Ended December 31,
	2023		2024
	Borrowings	Repayments	Borrowings	Repayments
	RMB	RMB	RMB	RMB
Shanghai Xinhui	26,500,000	(15,000,000)	2,500,000	—

3)	Balances with related parties

As of June 30, 2024 and December 31, 2024, the balances with related parties were as follows:

	June 30, 2024	December 31, 2024
	RMB	RMB
Due from a related party
Shanghai GBG	16,566,524	17,131,396

(a)	As of June 30, 2024 and December 31, 2024, the balances due from Shanghai GBG represented advances to the related party, which the related party would settle the outstanding balances by providing MGU services to the Company.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15 — RELATED PARTY TRANSACTIONS (CONT.)

3)	Balances with related parties (cont.)

	June 30, 2024	December 31, 2024
	RMB	RMB
Due to related parties
Shanghai Xinhui(a)	6,003,659	8,561,749
Botao Ma(b)	162,408	—
	6,166,067	8,561,749

(a)	As of June 30, 2024, the balance due to Shanghai Xinhui represented the amount paid by the related party on behalf of the Company to settle the subscription fees liabilities due to an investor.

As of December 31, 2024, the balance due to Shanghai Xinhui represented (i) the amount of RMB 6,061,749 paid by the related party on behalf of the Company to settle the subscription fees liabilities due to an investor, and (ii) interest free borrowing of RMB 2,500,000 from the related party.

The balances due to Shanghai Xinhui were interest free and payable on demand.

(b)	As of June 30, 2024, the balance due to Mr. Botao Ma represented the operating expenses paid by Mr. Botao Ma on behalf of the Company. The expenses were interest free and payable on demand. For the six months ended December 31, 2024, the Company fully repaid the balance.

16 — SUBSEQUENT EVENTS

The Company evaluated the subsequent events through May 2, 2025, and concluded that there are no other material reportable subsequent events except disclosed below that would have required adjustment or disclosure in the financial statements.

Issuance of convertible notes

On February 14, 2025, the Company and the Investor entered into a letter agreement (the “February 2025 Letter Agreement”), pursuant to which the Company and the Investor amended the original securities purchase agreement (as amended, the “A&R Securities Purchase Agreement”) to provide for up to three closings in the second tranche (each closing, the “Second Tranche Closing”; collectively, the “Second Tranche Closings”), including (i) the initial Second Tranche Closing for $700,000 in face value of Second Tranche Note (as defined below) and accompanying warrants to occur immediately upon execution of the February 2025 Letter Agreement (subject to satisfaction of other conditions set forth in the A&R Securities Purchase Agreement and the February 2025 Letter Agreement); (ii) the Second Tranche Closing to be for an additional $300,000 in face value of Second Tranche Note and accompanying warrants to occur upon the SEC declaring effective the Company’s resale registration statement covering the underlying shares with respect to the Second Tranche Closings (the “Second Tranche Resale Registration Statement”); and (iii) the third Second Tranche Closing to be for an additional $1,500,000 in face value of Second Tranche Note and accompanying warrants to occur on the trading day following the closing price of the Company’s Class A ordinary shares at the time of such subsequent Second Tranche Closing equaling or exceeding least $2.50 per share (subject to adjustment for any reverse stock split or similar corporate event), if such closing price threshold is met within 120 days following November 22, 2024, which is the effectiveness date of the initial First Tranche Resale Registration Statement (which 120-day period may be extended by an additional 60 days at the election of the Investor), provided, that each Second Tranche Closing shall be subject to satisfaction of the Equity Conditions (as defined in the Second Tranche Note) and the other conditions and requirements set forth in the Original Securities Purchase Agreement.

ZHIBAO TECHNOLOGY INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16 — SUBSEQUENT EVENTS (CONT.)

Issuance of convertible notes (cont.)

In addition, pursuant to the February 2025 Letter Agreement, the A&R Securities Purchase Agreement also provides that the Second Tranche Note and, if applicable, a third tranche note (the “Third Tranche Note”) shall have the following new or amended terms: (i) the number of deferrals or accelerations in the third paragraph of Section 1.3 of the original securities purchase agreement shall by increased from five to six, (ii) the holder of the Second Tranche Note and, if applicable, the Third Tranche Note may accelerate any Monthly Payment (as defined in the Second Tranche Note) on or following any day on which the trading value (determined by multiplying the VWAP by the trading volume on such day) of the Class A ordinary shares is at least $5 million, and any such accelerations will not count against the six total accelerations referred to in (i) above, and (iii) the Floor Price (as defined below) will be subject to reduction (but not increase) on the six-month anniversary of the applicable closing date, and on every succeeding six-month anniversary thereafter, to equal 20% of the average VWAP during the five trading days immediately preceding each such date.

On February 14, 2025, pursuant to the terms of the A&R Securities Purchase Agreement and the February 2025 Letter Agreement, the Company and the Investor consummated the First Closing of the Second Tranche, and the Company received $630,000 (net of original issue discount of 10%) in the First Closing of the Second Tranche, excluding expenses and commissions. In connection with the consummation of the First Closing of Second Tranche, the Company paid $44,100 (representing 7% of gross proceeds) to the Placement Agent and $6,300 expenses pursuant to an engagement letter.

In consideration for the Investor’s funding of the First Closing of Second Tranche, on February 14, 2025, the Company issued and sold to the Investor, in a private placement, (i) a convertible promissory note in the aggregate principal amount of up to $2,500,000 (the “Second Tranche Note”), having an initial principal amount of $700,000 reflecting the funding of the First Closing of the Second Tranche and giving effect to the 10% original issue discount, and (ii) a warrant to purchase up to 202,459 Class A ordinary shares at an initial exercise price of $1.69964 per share, subject to certain adjustments (the “First Closing of Second Tranche Warrant”).

The Second Tranche Note is initially convertible into Class A ordinary shares at conversion price of $1.69964 per share, subject to certain adjustments (the “Conversion Price”), provided that the Conversion Price shall not be reduced below $0.282 (the “Floor Price”). The Second Tranche Note does not bear any interest and matures on February 14, 2026.

Termination of a share purchase agreement

On December 16, 2024, the Company entered into certain share purchase agreement (the “GEM Share Purchase Agreement”) and certain registration rights agreement (the “GEM Registration Rights Agreement”, together with the GEM Share Purchase Agreement, the “GEM Agreements”) with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”), in connection with setting up certain share subscription facility. Pursuant to the Share Purchase Agreement, GEM agreed to purchase up to $50,000,000 of the Company’s Class A ordinary shares during a three-year period. On December 16, 2024, the Company issued to GYBL a warrant to purchase 467,800 Class A ordinary shares at an exercise price of $3.95 per share (the “GEM Warrant”, collectively with the GEM Agreements, the “GEM Transaction Documents”).

On March 11, 2025, the Company terminated the GEM Transaction Documents, including the GEM Warrant. No Class A ordinary shares have been issued under the GEM Transaction Documents as of the date of this Report.

Settlement of convertible notes with Class A ordinary shares

From January 17, 2025 to April 24, 2025, the Company has subsequently fully settled the note issued in the Second Closing of First Tranche with principal amount of $350,000 and partially settled the note issued in the Third closing of Frist Tranche with principal amount of an aggregate of $650,000 by issuance of 605,392 Class A ordinary shares to the Investor.